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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


____________________________________________
                                            :
           In the Matter of                 :        CERTIFICATE
                                            :             of
  CONSOLIDATED NATURAL GAS COMPANY, ET AL.  :        NOTIFICATION
                                            :
           File No. 70-8621                 :           No. 1
                                            :
(Public Utility Holding Company Act of 1935):
____________________________________________
*
TO THE SECURITIES AND EXCHANGE COMMISSION:
	By Order dated July 26, 1995 ("Order"), HCAR No. 26341, in the above-captioned proceeding, the Securities and Exchange Commission authorized
CNG Energy Services Corporation ("Energy Services") -- a wholly-owned subsidiary of Consolidated Natural Gas Company ("CNG"), a registered holding company -- to acquire ownership interests with nonaffiliates in projects that involve gas related activities.

	This Certificate  --  a semi-annual report  --  is filed in accordance with
Rule 24, as a notification that of the various transactions authorized by the
Order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order.

	Energy Services made the following investments in nonaffilatied entities during the semi-annual period ending December 31, 1995:

(1).  MAIN PASS GAS GATHERING SYSTEM

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	As of December 31, 1995, Energy Services has invested $6,613,000 in a general partnership -- Main Pass Gas Gathering Company -- which is constructing, will operate, and own a new gas gathering pipeline system in the Main Pass area of the Gulf of Mexico. Energy Services formed a special-purpose subsidiary -- CNG Main Pass Gas Gathering Corporation -- to be the "CNG partner" and hold its 50% ownership in this partnership with Centana Gathering Company.

	To date, no guarantees have been issued -- by or for the account of CNG or any of its subsidiaries -- for any of the investments with nonaffiliates authorized and reported in this proceeding.
	The "past-tense" opinion (required by paragraph F(2) of the instructions to exhibits for Form U-1) will be filed when all transactions authorized under the
Order have been completed.

			CONSOLIDATED NATURAL GAS COMPANY

			CNG ENERGY SERVICES CORPORATION




			By  J. M. Hostetler
			    Their Attorney

Dated:  February 22, 1996